SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated July 1, 2004

                           Commission File No. 1-14838

                          ---------------------------
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                          ---------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: A press release dated July 1, 2004, announcing the finalization of two divestitures.

   Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)

                                  [Rhodia logo]

                                                                  PRESS RELEASE

                       RHODIA FINALIZES TWO DIVESTITURES

Paris, July 1, 2004 - Rhodia today announced the finalization of two divestitures initiated during the second quarter:

     o The sale of its European specialty phosphates business to Thermphos International, following the definitive agreement signed June 22 ;

     o The sale of its Rhodia Research & Development property in Aubervilliers, outside Paris, to the Compagnie des Entrepots et Magasins Generaux de la Ville de Paris (EMGP), following the offer for sale signed April 26.

                                    *  *  *

o Rhodia finalizes the sale of its European specialty phosphates business to Thermphos International

Following the definitive agreement signed with Thermphos International on June 22, Rhodia announced that it has finalized the sale of its European specialty phosphates business.

This business employs 270 people and generated net sales of 75 million euros in 2003. It produces and sells specialty phosphates for use in a wide variety of applications, including food, pharmaceuticals, cleaning agents, water and metal treatment, horticulture and textiles.

o Finalization of the sale of the Rhodia Research & Development property in Aubervilliers to the Compagnie des Entrepots et Magasins Generaux de la Ville de Paris (EMGP)

Following the offer for sale signed with the Compagnie des Entrepots et Magasins Generaux de la Ville de Paris (EMGP) on April 26, Rhodia announced the signing of a definitive agreement finalizing the sale of its Rhodia Research & Development property located in Aubervilliers, outside Paris.

Through this sale, which is accompanied by a commercial lease for nine years, Rhodia aims to obtain value from its asset, taking advantage of very favorable conditions in the Paris real estate market.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 1, 2004                  RHODIA

                                    By: /s/ PIERRE PROT
                                        --------------------
                                    Name: Pierre PROT
                                    Title: Chief Financial Officer


                                       2